Results of the Extraordinary General Meeting of Shareholders of
Woori Bank

On October 10, 2014, the Board of Directors of Woori Bank, a wholly owned subsidiary of Woori Finance Holdings Co., Ltd., (the “Company”) passed a resolution to add an additional agenda item to its prior resolution dated August 25, 2014

On the same date, the extraordinary general meeting of shareholders of Woori Bank, a wholly owned subsidiary of the Company, was held and the items listed below were approved and ratified as originally proposed.

1)	Approval of merger agreement (including the appointment of non-standing director, outside director and Audit Committee member, and the amendments to the Articles of Incorporation)

2)	Appointment of standing director of Woori Bank

•	Agenda details

•	Appointment of a standing director of Woori Bank

Name	Date of Birth	Term	Appointment	Career & Academic Background
- Current) Attorney, Law Firm Ja-Woo
		Until		- Deputy Secretary General, Korea Bar Association
Soo-Kyung		Dec. 30,	New	- Bachelor of Arts in English Language and Literature,
Chung	Oct. 25, 1958	2016	Appointment	SungKyunKwan University

•	Appointment of a non-standing director of Woori Bank

Name	Date of Birth	Term	Appointment	Career & Academic Background
				- Current) Director, Planning & Coordination Department,
				Korea Deposit Insurance Corporation
				- Director, Risk Management Department,
				Korea Deposit Insurance Corporation
				- Director, Office of Fund Operation and Investment
Seong-Yeal	May 27,		New	- Master of Public Administration, Seoul National University
Lim	1963	Until 2015 March AGM	Appointment	- Bachelor of Economics, Seoul National University

•	Appointment of an outside director of Woori Bank

Name	Date of Birth	Term	Appointment	Career & Academic Background
- Current) Attorney, Law Firm Gangnam
- Head, Special Committee, Korea Bar Association
- Chief Prosecutor, Daejeon / Seoul High Prosecutors’ Office
- Ph.D. in Economic Law, Dankook University
Young-Soo	Feb.15,			- College of Liberal Arts and Sciences, Seoul National
Park	1952	Until 2015 March AGM	New Appointment	University
Hee-Yul Chai	Jan. 23, 1960	Until 2015 March AGM	New Appointment
- Current) Professor of Economics, Kyonggi University
- Dean of Academic Affairs, Kyonggi University
- Director, Financial Services Commission
- Research Fellow, Korea Institute of Finance
- Ph.D. in Economics, University of Paris X
- Master of Arts in Economics, Seoul National University

•	Appointment of an Audit Committee member

Name	Term	Appointment
Soo-Kyung Chung	Until December 30, 2016	New Appointment

Young-Soo Park	Until 2015 March AGM	New Appointment